Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                        (303) 422-8127 Fax (303) 431-1567

                                  July 13, 2005



VIA FACSIMILE: (202)504-2474
SEC
Attn:  Katherine Mathis
Mail Stop 4-5
450 5th Street N.W.
Washington, D.C. 20549

Re:      Baymark Technologies, Inc.

Dear Ms. Mathis:

     Please be advised that we are in receipt of your letter dated March 30, 2005, and acknowledge that in the future, any shares issued for services will be valued @ the market closing price for the market day prior to the date of issuance. We believe that this complies with the requirements of APB 25, and we intend to book the value of such shares issued, as so computed, as part of compensation expense in the Statement of Operations which will, of course, also be reflected in the Cash Flow Statement, Shareholders Deficit, and Statement of Shareholders Equity (Deficit).

     We have valued shares issued for services in the past, as follows:

                  1999 - $1.01
                  2000 -     .48
                  2001 -     .04
                  2002 -     .10
                  2003 -     .03

     All of these correspond to market prices as of issue date of shares. We hope this letter is a sufficient response to your comments.


                                                     Sincerely,

                                                     /s/Michael A. Littman
                                                     Michael A. Littman

MAL:sw